UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

May 14, 2025

Date of Report (date of earliest event reported)

Acuren Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-42524	66-1076867
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

14434 Medical Complex Drive, Suite 100

Tomball, Texas 77377

(Address of principal executive offices and zip code)

(800) 218-7450

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On May 14, 2025, Acuren Corporation, a Delaware corporation (“Acuren”), Ryder Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub II”), and NV5 Global, Inc., a Delaware corporation (“NV5”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

The Merger Agreement, among other things, provides for the combination of NV5 and Acuren through (i) the merger of Merger Sub I with and into NV5 (the “First Merger”), with NV5 continuing its existence as the surviving corporation following the First Merger (the “Initial Surviving Corporation”) as a wholly owned subsidiary of Acuren, and (ii) the subsequent merger of the Initial Surviving Corporation with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II continuing its existence as the surviving corporation and a wholly owned subsidiary of Acuren (the “Final Surviving Corporation”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement. The transactions contemplated by the Merger Agreement, including the Mergers, are referred to herein as the “Transactions”.

The board of directors of Acuren (the “Acuren Board”), acting upon the recommendation of a transaction committee comprised of independent directors, unanimously (i) approved and declared advisable the Merger Agreement, the issuance of shares of common stock, par value $0.0001 per share, of Acuren (“Acuren Common Stock” and such issuance, the “Acuren Stock Issuance”) and the consummation of the Transactions, (ii) determined that the terms of the Merger Agreement, the Mergers, the Acuren Stock Issuance and the other Transactions are fair to, and in the best interests of, Acuren and the holders of Acuren Common Stock, and (iii) recommended that the holders of Acuren Common Stock approve the Acuren Stock Issuance.

Merger Consideration

Pursuant to the Merger Agreement, all of the issued and outstanding common stock of NV5, par value $0.01 per share (“NV5 Common Stock”) will be exchanged for the right to receive (A) a number of validly issued shares of Acuren Common Stock equal to the Exchange Ratio (as defined below) (the “Per-Share Share Consideration”); and (B) ten dollars ($10.00) in cash, without interest (the “Per-Share Cash Amount” and, together with the Per-Share Share Consideration, the “Merger Consideration”).

The Exchange Ratio means the quotient obtained by dividing (i) thirteen dollars ($13.00) by (ii) the volume weighted average price of the Acuren Common Stock for the ten (10) full consecutive trading days ending on and including the business day prior to the Closing (the “Acuren Closing VWAP” and such quotient, the “Exchange Ratio”); provided, however, that (i) if the Acuren Closing VWAP is greater than or equal to $11.65, then the Exchange Ratio shall be equal to 1.1157 shares of Acuren Common Stock or (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio shall be equal to 1.3636 shares of Acuren Common Stock.

Treatment of Capital Stock

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), by virtue of the First Merger and without any action by any Person:

(i)	each share of NV5 Common Stock issued and outstanding immediately prior to the First Effective Time, other than the Excluded Shares and Appraisal Shares (each as defined below), will be automatically converted into the right to receive the Merger Consideration;

(ii)	each share of NV5 Common Stock, that is owned by any of Acuren, Merger Sub I, Merger Sub II or NV5 (including shares held as treasury stock or otherwise) or any of their respective subsidiaries immediately prior to the First Effective Time (collectively, the “Excluded Shares”) will be automatically cancelled and cease to exist and no consideration will be delivered in exchange for such shares of NV5 Common Stock; and

(iii)	each share of NV5 Common Stock that is outstanding immediately prior to the First Effective Time and that is held by any Person who is entitled to demand and properly demands appraisal of such share of NV5 Common Stock in accordance, and who complies in all respects, with Section 262 of the Delaware General Corporation Law (“Section 262”) (each such share, an “Appraisal Share”) will be automatically cancelled and cease to exist and each holder of an Appraisal Share shall cease to have any rights with respect thereto, except the right to appraisal of the fair value of such Appraisal Share in accordance with Section 262.

Treatment of NV5 Equity Awards

Additionally, pursuant to the Merger Agreement, at the First Effective Time, by virtue of the First Merger and without any action by any Person, each restricted stock award granted pursuant to NV5’s 2023 Equity Incentive Plan (the “NV5 Equity Plan”) that is outstanding immediately prior to the First Effective Time (each, a “NV5 RSA Award”) that remains unvested as of such time (other than the NV5 Executive RSA Awards (as defined below)) will, effective as of the First Effective Time, be cancelled and replaced with a grant by Acuren of a restricted stock award (a “Replacement RSA Award”), on similar terms and conditions as were applicable to such NV5 RSA Award immediately prior to the First Effective Time (including the vesting schedule). The number of shares of Acuren Common Stock subject to a Replacement RSA Award will be determined by multiplying the number of shares of NV5 Common Stock underlying the applicable NV5 RSA Award immediately prior to the First Effective Time by the sum of (i) the Exchange Ratio, plus (ii) the quotient obtained by dividing (x) the Per-Share Cash Amount by (y) the Acuren Closing VWAP, rounding to the nearest whole number of shares.

Under the terms of the Merger Agreement, (i) each NV5 restricted stock unit award held by any non-employee member of the board of directors of NV5 (the “NV5 Board”) and (ii) each NV5 RSA Award granted to certain NV5 executives (the “NV5 Executive RSA Awards”; together with the NV5 restricted stock unit awards referred to in clause (i), collectively, the “NV5 Executive RSAs”) that are outstanding immediately prior to the First Effective Time that remain unvested at such time will automatically vest in full immediately prior to the First Effective Time and, immediately thereafter, each share of NV5 Common Stock subject thereto will be automatically converted into the right to receive the Merger Consideration, less applicable tax withholdings.

Governance

The Merger Agreement provides that: (i) as of the First Effective Time, (A) each member of the NV5 Board will resign from office, effective as of the First Effective Time, and appoint each director of Merger Sub I immediately prior thereto as a director of the Initial Surviving Corporation, and (B) except as may be determined by Acuren prior to the closing of the Transactions (the “Closing”), each officer of NV5 immediately prior to the First Effective Time will continue to serve in his or her respective office as an officer of the Initial Surviving Corporation; and (ii) as of the Second Effective Time, (A) each member of the Merger Sub II board of directors will continue as a director of the Final Surviving Corporation and (B) except as may be determined by Acuren prior to the Closing, each officer of Merger Sub II immediately prior thereto will continue to serve in his or her respective office as an officer of the Final Surviving Corporation.

Under the terms of the Merger Agreement, prior to, and conditioned upon the occurrence of, the Second Effective Time, Acuren will take all actions necessary to increase the size of the Acuren Board to add three members designated by NV5 (the “NV5 Designees”). It is currently anticipated that the Acuren Board as of the Second Effective Time will consist of eleven members to consist of: (i) the current directors of Acuren; and (ii) the NV5 Designees, who will be (A) Dickerson C. Wright, the Executive Chairman of NV5, (B) one NV5 Designee who is reasonably acceptable to Acuren, and (C) one NV5 Designee who is reasonably acceptable to Acuren and independent of both NV5 and Acuren.

Conditions to the Merger

The Closing is subject to certain customary conditions, including, among others, (i) the receipt of the required approvals from each of Acuren’s stockholders and NV5’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of all required consents under applicable antitrust or foreign investment clearance laws to consummate the Transactions (the “Regulatory Clearance”), (iii) the absence of any law or other legal restraint prohibiting the consummation of the Mergers, the Acuren Stock Issuance or the other Transactions, (iv) the effectiveness of the registration statement on Form S-4 for the registration of the Acuren Stock Issuance which will include as a part thereof, a joint proxy statement relating to matters submitted to each of the holders of NV5 Common Stock and Acuren Common Stock (such registration statement, together with the joint proxy statement, the “Registration Statement”), and (v) the authorization for listing of the Acuren Common Stock issuable pursuant to the Merger Agreement on the NYSE. In addition, the obligation of NV5 to consummate the Mergers is conditioned upon the receipt of a written opinion of Acuren’s counsel regarding the qualification of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement, the other party not having experienced a material adverse effect that is continuing and the receipt of an officer’s certificate from the other party to such effect.

Go-Shop Period/No-Shop Restrictions

The Merger Agreement contains a “go-shop” provision in favor of NV5, pursuant to which during the period (the “Go-Shop Period”) beginning on the date of the Merger Agreement and continuing until 11:59 p.m. on July 14, 2025, NV5 and its representatives may, among other things, solicit alternative acquisition proposals, furnish information to, and participate in discussions or negotiations with, third parties regarding any alternative acquisition proposals. Beginning on the date following the expiration of the Go-Shop Period and continuing until the earlier to occur of the valid termination of the Merger Agreement pursuant to its terms and the consummation of the Mergers, NV5 will become subject to customary “no shop” restrictions on its and its representatives’ ability to, among other things, solicit alternative acquisition proposals, to furnish information to, and to participate in discussions or negotiations with, third parties regarding any alternative acquisition proposals, subject to a customary “fiduciary out” provision that allows NV5, under certain specified circumstances, to furnish information to, and participate in discussions or negotiations with, third parties with respect to an alternative acquisition proposal if the NV5 Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative acquisition proposal either (i) constitutes a NV5 Superior Proposal or (ii) would reasonably be expected to lead to a NV5 Superior Proposal. There can be no assurance that this “go-shop” process will or will not result in a superior proposal, and Acuren does not intend to disclose related developments unless and until it determines that such disclosure is appropriate or otherwise required.

In addition, the Merger Agreement prohibits Acuren from soliciting, engaging in discussions concerning, or providing nonpublic information regarding Acuren in connection with an Acuren alternative acquisition proposal until the earlier of the First Effective Time and the termination of the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement.

Termination Rights

The Merger Agreement contains certain termination rights for both Acuren and NV5, including, among others, (i) by either Acuren or NV5 if a final non-appealable governmental order has been issued prohibiting the Mergers, (ii) by either Acuren or NV5 if the Mergers shall not have been consummated by 5:00 p.m. on October 3, 2025, provided that if all conditions other than the Regulatory Clearance have been satisfied, this date will automatically be extended to November 3, 2025, (iii) by either Acuren or NV5 if the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement subject to certain conditions, (iv) by either Acuren or NV5, if the requisite NV5 and Acuren stockholder approval, respectively, shall not have been obtained upon a vote at a duly held stockholder meeting, (v) by either Acuren or NV5 if the other party’s board of directors changes its recommendation with respect to the Transactions prior to, but not after, the time stockholder approval is obtained, or (vi) by NV5, if Acuren has not obtained debt financing and consummated the Closing within five business days following NV5’s confirmation in writing to Acuren that certain Acuren conditions to Closing have been satisfied or waived.

In addition, NV5 may terminate the Merger Agreement, prior to, but not after, the time the NV5 stockholder approval is obtained, if (i) NV5 has received a NV5 Superior Proposal and (ii) the NV5 Board has authorized NV5 to enter into an agreement regarding a NV5 alternative acquisition proposal to consummate the transaction contemplated by such NV5 Superior Proposal in compliance in all material respects with the no-shop provisions set forth in the Merger Agreement; provided that such termination will not be effective unless NV5 has paid, or caused to be paid, to Acuren the Termination Fee (as defined below) prior to or concurrently with such termination.

In addition, if the Merger Agreement is terminated in certain circumstances, Acuren or NV5 would be required to pay the other party a termination fee of approximately $48.6 million (the “Termination Fee”), including but not limited to the following circumstances:

●	If the Merger Agreement is terminated (i) by Acuren pursuant to the NV5 Board’s Change of Recommendation, or (ii) by NV5 because NV5 has received a superior proposal and the NV5 Board has authorized NV5 to enter into an agreement regarding a NV5 alternative acquisition proposal, then NV5 would be required to pay Acuren the Termination Fee, provided, that if NV5 enters into an agreement regarding a NV5 alternative acquisition proposal with (a) any Person at any time prior to the expiration of the NV5 Go-Shop Period or (b) any Excluded Party within five business days following the expiration of the NV5 Go-Shop Period, the termination fee shall equal approximately $24.3 million.

●	If NV5 terminates the Merger Agreement pursuant to (i) the Acuren Board’s Change of Recommendation or (ii) Acuren’s failure to obtain the debt financing by the fifth business day following NV5’s confirmation in writing to Acuren that certain Acuren closing conditions have been satisfied or waived, then Acuren will be required to pay NV5 the Termination Fee.

●	If (i) the Merger Agreement is terminated by the other party because (a) the required stockholder approval of each party’s respective stockholders is not obtained, and (b) an alternative acquisition proposal by either NV5 or Acuren shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the NV5 Special Meeting or Acuren Special Meeting and (ii) within twelve months after the date of such termination, NV5 or Acuren enters into a definitive agreement with respect to an alternative acquisition proposal (or publicly approves or recommends to the NV5 stockholders or Acuren stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an alternative acquisition proposal) or consummates a NV5 alternative acquisition proposal or an Acuren alternative acquisition proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of NV5 Alternative Acquisition Proposal and Acuren Alternative Acquisition Proposal in the Merger Agreement being replaced with “50%”), then NV5 would be required to pay Acuren the Termination Fee in the case of a NV5 alternative acquisition proposal and Acuren would be required to pay NV5 the Termination Fee in the case of an Acuren alternative acquisition proposal.

Other Terms of the Merger Agreement

Acuren and NV5 each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the First Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and qualified in their entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Acuren, NV5 or their respective subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Acuren, NV5 or any of their respective subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Acuren. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Acuren or NV5 and their respective subsidiaries that Acuren includes in reports, statements and other filings it makes with the SEC.

Voting Support Agreements

In connection with the execution of the Merger Agreement, on May 14, 2025, Acuren entered into voting support agreements (the “NV5 Voting Agreements”) with each of Dickerson Wright and Cercano Management LLC (collectively, the “Supporting Stockholders”), under which the Supporting Stockholders agreed, among other things, to vote, or cause to be voted, all of the shares of NV5 Common Stock beneficially owned by such Supporting Stockholder in favor of the adoption of the Merger Agreement and/or against a NV5 alternative acquisition proposal, subject to certain conditions. As of the date of the Merger Agreement, the Supporting Stockholders collectively held approximately 16.7% of the total voting power of the outstanding shares of NV5 Common Stock. The NV5 Voting Agreements also contain restrictions on, among other things, the transfer of shares of NV5 Common Stock held by the Supporting Stockholders.

In addition, each NV5 Voting Agreement will automatically terminate, without notice or action by any parties, upon the earlier of (i) the First Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any waiver of NV5’s rights under the Merger Agreement is granted without the prior written consent of the applicable Supporting Stockholder, and such waiver (a) diminishes the per share Merger Consideration or (b) changes the form in which the per share Merger Consideration is payable to NV5’s stockholders, (iv) in the event that the per share Merger Consideration as of the date of the NV5 special meeting would have a value less than the per share Merger Consideration value as of the date of signing of the Merger Agreement, and (v) as mutually agreed by Acuren and the applicable Supporting Stockholder.

The foregoing summary of the NV5 Voting Agreements does not purport to be complete and is subject to, and qualified in their entirety by, the full text of the NV5 Voting Agreements a form of, which is attached hereto as exhibit 10.1 and incorporated herein by reference.

In connection with the execution of the Merger Agreement, also on May 14, 2025, each of Mariposa Acquisition IX, LLC and certain entities managed by Viking Global Investors LP, stockholders of Acuren collectively holding approximately 44.7% of Acuren Common Stock, have entered into voting support agreements with NV5 (the “Acuren Voting Agreements”) with respect to the voting of Acuren Common Stock. The Acuren Voting Agreements also contain restrictions on, among other things, the transfer of shares of Acuren Common Stock held by such Acuren stockholders. In certain circumstances, each Acuren Voting Agreement pursuant to their respective terms will automatically terminate, without notice or action by any parties.

Financing of the Merger

Concurrently with the entry into the Merger Agreement, Acuren entered into a debt commitment letter (the “Debt Commitment Letter”), pursuant to which certain financial institutions (the “Lenders”) have committed to provide Acuren with debt financing in an aggregate principal amount of $875.0 million (subject to conditions set forth in the Debt Commitment Letter) which such debt financing is expected to consist of an additional (i) $850.0 million senior secured incremental term facility and (ii) $25.0 million senior secured incremental revolving facility, under Acuren’s existing credit agreement. The obligations of the Lenders to provide debt financing under the Debt Commitment Letter are subject to certain customary conditions, including (i) the execution and delivery of definitive documentation with respect to such financing in accordance with the Debt Commitment Letter and (ii) the consummation of the Mergers in all material respects in accordance with the terms and conditions of the Merger Agreement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information

In connection with the Transactions, NV5 and Acuren intend to file materials with the SEC, including the Registration Statement that will include a joint proxy statement/prospectus of NV5 and Acuren. After the Registration Statement is declared effective by the SEC, NV5 and Acuren intend to mail a definitive proxy statement/prospectus to the stockholders of NV5 and the stockholders of Acuren. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that NV5 or Acuren may file with the SEC and send to NV5’s stockholders and/or Acuren’s stockholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF NV5 AND ACUREN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY NV5 AND ACUREN WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NV5, ACUREN, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by NV5 and Acuren with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by NV5 will be available free of charge from NV5’s website at www.nv5.com under the “Investor Relations” tab or by contacting NV5’s Investor Relations Department ir@NV5.com, or by calling (954) 637-8048. Copies of documents filed with the SEC by Acuren will be available free of charge from Acuren’s website at www.acuren.com under the “Investor Relations” tab or by contacting Acuren’s Investor Relations Department at IR@acuren.com.

Participants in the Solicitation

NV5, Acuren and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from NV5’s stockholders and Acuren’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of Acuren is included in its Annual Report on Form 10-K filed with the SEC on March 27, 2025. Information regarding the executive officers and directors of NV5 is included in its amendment to its Annual Report on Form 10-K/A filed with the SEC on April 28, 2025. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transactions, including any statements regarding the expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding NV5’s or Acuren’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding NV5’s and Acuren’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of NV5 may not approve the Merger Agreement or stockholders of Acuren may not approve the issuance of new shares of Acuren Common Stock in the Transactions; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the Closing might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of NV5 and Acuren; the effects of the business combination of NV5 and Acuren, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; risks related to the demand for Acuren and NV5’s services; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, industry conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in NV5’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 thereto, which is on file with the SEC and available from NV5’s website at www.nv5.com under the “Investor Relations” tab, and in other documents NV5 files with the SEC; and in Acuren’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC and available from Acuren’s website at www.acuren.com under the “Investor Relations” tab, and in other documents Acuren files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither NV5 nor Acuren assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 7.01 Regulation FD

NV5 and Acuren issued a press release on May 15, 2025, announcing the entry into the Merger Agreement, which is furnished hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. NV5 and Acuren also will issue an investor presentation regarding the Transactions, a copy of which is furnished hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated May 14, 2025.

10.1*	Form of Voting Support Agreement.

99.1	Joint Press Release, dated May 15, 2025.

99.2	Investor Presentation, dated May 15, 2025.

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

*	Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Acuren agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Acuren Corporation

Date: May 15, 2025	By:	/s/ Kristin Schultes
	Name:	Kristin Schultes
	Title:	Chief Financial Officer